UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

▪      OMA January 2009 passenger traffic decreases 14.8%

Monterrey, Mexico, February 9, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that total passenger traffic (terminal passengers) at its 13 airports decreased 14.8% in January 2009, as compared to January 2008.

Total Passengers*
(Thousand)	Jan-08	Jan-09	Change %
Domestic	922.9	788.0	(14.6)
International	251.7	212.3	(15.7)
OMA Total	1,174.6	1,000.3	(14.8)
* Terminal passengers: excludes transit passengers.

Domestic traffic in January 2009 decreased 14.6% (-134,943 passengers), compared to the same month of 2008. With the exception of Zihuatanejo, which recorded an 11.7% increase, the other airports of the Group recorded reductions in domestic traffic. The most affected airports were Monterrey, Ciudad Juárez, Culiacán, Mazatlán, and Durango. The common reasons for such traffic reductions were: a) the departure from the market of the airlines Aerocalifornia, Avolar, Aladia, and Alma in the second half of 2008; and b) the reduction in frequencies or cancellation of routes by Aviacsa and VivaAerobus. The opening of the Culiacán-La Paz and Culiacán-Los Cabos routes in January 2009 by VivaAerobus is noteworthy.

International traffic decreased 15.7% (-39,430 passengers) in January 2009 compared to January 2008. The airports of Monterrey, Acapulco, Zihuatanejo, Torreón, San Luis Potosí, and Culiacán were the most affected, principally because of the reduction in frequencies and cancellation of routes by Continental, American, American Eagle, Delta, Aviacsa, Alaska, and Frontier.

By airport

Monterrey, OMA’s principal airport, served 417,830 passengers in January 2009, a reduction of 16.4% (-81,886 passengers) compared to the same month of the prior year. Domestic passenger traffic decreased 15.0%, and international passenger traffic decreased 24.0% as the result of the end of operations by several domestic airlines and the reduction in frequencies or cancellation of routes by U.S. carriers.

Subsequent event

On February 4, 2009, the Ministry of Communications and Transportation (SCT) granted a concession to Grupo Mexicana to operate a new airline called Mexicana Inter S.A. de C.V. This new airline will initially operate 13 Bombardier CRJ-200 regional jets, each seating 50 passengers. Grupo Mexicana invested US$7 million in the launch of the new airline, which will serve as a feeder to Mexicana and Click Mexicana, including routes at four OMA airports: Monterrey, Chihuahua, Ciudad Juárez, and Torreón.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 9, 2009